
hugs intl.
Building the Future of International Student Housing
#HIRING

Akash Atapattu · 3rd

Co-founder & Chief Technology Officer at HUGS

San Diego, California, United States · Contact info

263 connections

Message More

HUGS

University of San Diego School

Hiring a Software Development Intern
HUGS · San Diego County, California · 17 days ago
See all details

Experience

Chief Technology Officer
HUGS
Feb 2021 – Present · 8 mos
San Diego, California, United States

Building HUGS' online platform, using full-stack web development.

Intern
Warner Bros. Entertainment
Jun 2018 – Aug 2018 · 3 mos
Burbank

Education

University of San Diego School
Bachelor's degree (B.S), Computer Science and Economics minor, Senior
2017 – 2022
Activities and Societies: Theta Tau Engineering Fraternity

Canadian International School of Hong Kong
High School Diploma, 7-12
2011 – 2016
Activities and Societies: - Journalism Club - Under 20s Men's Rugby Team

Recommendations

Received (1) Given (0)

Michael Boggan
Entertainment Business Builder | Right-Brained Strategist | Athletic Nerd | Media Innovator
November 7, 2018, Michael managed Akash directly

I had the pleasure of supervising Akash during his summer internship in 2018. During that time, I developed respect for his attitude and curiosity - he always took great care and effort to immerse himself in all his projects and broaden his knowledge of the company and industry. Furthermore, I was very i... See more

Accomplishments

4 **Projects**
Global Social Innovation Challenge • City Dogs • Sunshine • The Gift of Burden

1 **Organization**
Theta Tau Professional Engineering Fraternity

Interests

Machinima
11,881 followers

Warner Bros. Entertainment
1,438,771 followers

Unity Technologies
363,324 followers

Santa Monica Studio
64,594 followers

Riot Games
492,457 followers

Amazon Web Services (AWS)
6,062,866 followers

See all